SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: HY10 Part 4 of 5

Part 4 of 5

New Business

B1	Trend analysis of PVNBP - discrete	62
B2	Trend analysis of PVNBP - cumulative	63
B3	Geographical analysis of life, pension and investment sales	64
B4	Product analysis of life and pension sales	65
B5	Analysis of sales via bancassurance channels	66
B6	Geographical analysis of regular and single premiums - life and pensions sales	67
B7	Geographical analysis of regular and single premiums - investment sales	67
B8	Life and pensions new business - net of tax and non-controlling interest	68
B9	Europe analysis of bancassurance and retail sales	68

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B1 - Trend analysis of PVNBP - discrete

Present value of new business premiums
1
	1Q09 £m	2Q09 £m	3Q09 £m	4Q09 £m	1Q10 £m	2Q10 £m	% Growth on 1Q10 Sterling
Life and pensions business

Pensions	989	1,100	804	859	941	1,120	19%
Annuities	475	358	416	648	877	726	(17)%
Bonds	713	506	383	422	412	416	1%
Protection	245	216	246	258	231	276	19%
Equity release	83	50	80	63	96	99	3%
United Kingdom	2,505	2,230	1,929	2,250	2,557	2,637	3%

France	1,270	1,170	1,100	1,351	1,550	1,277	(18)%
Ireland	187	239	264	382	247	229	(7)%
Italy	1,136	1,062	651	758	1,567	1,485	(5)%
Poland	351	203	189	336	206	113	(45)%
Spain	737	508	397	812	590	470	(20)%
Other Europe	112	96	98	114	125	133	6%
Aviva Europe	3,793	3,278	2,699	3,753	4,285	3,707	(13)%
Of which:
Bancassurance	2,243	1,850	1,291	1,762	2,611	2,305	(12)%
Retail	1,550	1,428	1,408	1,991	1,674	1,402	(16)%
Aviva Europe	3,793	3,278	2,699	3,753	4,285	3,707	(13)%

Delta Lloyd[2]	942	838	1,055	830	883	849	(4)%
Europe	4,735	4,116	3,754	4,583	5,168	4,556	(12)%

North America	1,929	1,260	553	803	997	1,337	34%

Asia Pacific[3]	325	207	256	307	409	385	(6)%
Australia	75	91	95	-	-	-	-

Total life and pensions	9,569	7,904	6,587	7,943	9,131	8,915	(2)%

Investment sales[4]	744	1,204	1,094	830	1,043	1,149	10%

Total long term saving sales	10,313	9,108	7,681	8,773	10,174	10,064	(1)%
1. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated. PVNBP is the present value of new regular premiums plus 100% of single premiums
2. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
3. Asia Pacific excludes the Australian life business that was sold on 1 October 2009
4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

___________________

B2 - Trend analysis of PVNBP - cumulative
		Present value of new business premiums[1]
	1Q09 YTD £m	2Q09 YTD £m	3Q09 YTD £m	4Q09 YTD £m	1Q10 YTD £m	2Q10 YTD £m
Life and pensions business

Pensions	989	2,089	2,893	3,752	941	2,061
Annuities	475	833	1,249	1,897	877	1,603
Bonds	713	1,219	1,602	2,024	412	828
Protection	245	461	707	965	231	507
Equity release	83	133	213	276	96	195
United Kingdom	2,505	4,735	6,664	8,914	2,557	5,194

France	1,270	2,440	3,540	4,891	1,550	2,827
Ireland	187	426	690	1,072	247	476
Italy	1,136	2,198	2,849	3,607	1,567	3,052
Poland	351	554	743	1,079	206	319
Spain	737	1,245	1,642	2,454	590	1,060
Other Europe	112	208	306	420	125	258
Aviva Europe	3,793	7,071	9,770	13,523	4,285	7,992
Of which:
Bancassurance	2,243	4,093	5,384	7,146	2,611	4,916
Retail	1,550	2,978	4,386	6,377	1,674	3,076
Aviva Europe	3,793	7,071	9,770	13,523	4,285	7,992

Delta Lloyd[2]	942	1,780	2,835	3,665	883	1,732
Europe	4,735	8,851	12,605	17,188	5,168	9,724

North America	1,929	3,189	3,742	4,545	997	2,334

Asia Pacific[3]	325	532	788	1,095	409	794
Australia	75	166	261	261	-	-

Total life and pensions	9,569	17,473	24,060	32,003	9,131	18,046

Investment sales[4]	744	1,948	3,042	3,872	1,043	2,192

Total long term saving sales	10,313	19,421	27,102	35,875	10,174	20,238
1. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated. PVNBP is the present value of new regular premiums plus 100% of single premiums
2. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
3. Asia Pacific excludes the Australian life business that was sold on 1 October 2009
4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

____________________

B3 - Geographical analysis of life, pension and investment sales
	Present value of new business premiums[1]
	6 months 2010 £m	6 months 2009 £m	% Growth
			Sterling	Local[2] currency
Life and pensions business

United Kingdom	5,194	4,735	10%	10%

France	2,827	2,440	16%	19%
Ireland	476	426	12%	15%
Italy	3,052	2,198	39%	43%
Poland	319	554	(42)%	(47)%
Spain	1,060	1,245	(15)%	(13)%
Other Europe	258	208	24%	21%
Aviva Europe	7,992	7,071	13%	15%
Delta Lloyd[3]	1,732	1,780	(3)%	-
Europe	9,724	8,851	10%	12%

North America	2,334	3,189	(27)%	(25)%

China	235	167	41%	46%
Hong Kong	79	52	52%	58%
India	58	43	35%	29%
Singapore	143	90	59%	54%
South Korea	201	127	58%	41%
Other Asia	78	53	47%	44%
Asia Pacific[5]	794	532	49%	45%
Australia[5]	-	166	(100)%	(100)%

Total life and pensions	18,046	17,473	3%	4%

Investment sales[4]

United Kingdom	849	418	103%	103%

Aviva Europe	731	423	73%	76%
Delta Lloyd[3]	395	357	11%	14%
Europe	1,126	780	44%	48%

Australia	109	65	68%	36%
Singapore	108	232	(53)%	(55)%
Asia Pacific[5]	217	297	(27)%	(32)%
Australia[5]	-	453	(100)%	(100)%

Total investment sales	2,192	1,948	13%	6%

Total long-term savings sales	20,238	19,421	4%	5%
1. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated. PVNBP is the present value of new regular premiums plus 100% of single premiums
2. Local currency growth rates are calculated based on constant rates of exchange.
3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums
5. Asia Pacific excludes the Australian life business that was sold on 1 October 2009

________________

B4 - Product analysis of life and pension sales
		Present value of new business premiums[1]
	6 months 2010 £m	6 months 2009 £m	% Growth
			Sterling	Local[2] currency
Life and pensions business

Pensions	2,061	2,089	(1)%	(1)%
Annuities	1,603	833	92%	92%
Bonds	828	1,219	(32)%	(32)%
Protection	507	461	10%	10%
Equity release	195	133	47%	47%
United Kingdom	5,194	4,735	10%	10%

Pensions	751	1,123	(33)%	(32)%
Savings	6,670	5,255	27%	30%
Annuities	35	51	(31)%	(30)%
Protection	536	642	(17)%	(14)%
Aviva Europe	7,992	7,071	13%	15%
Delta Lloyd[3]	1,732	1,780	(3)%	-
Europe	9,724	8,851	10%	12%

Life	505	374	35%	39%
Annuities	1,829	2,815	(35)%	(33)%
Funding agreements	-	-	-	-
North America	2,334	3,189	(27)%	(25)%

Asia Pacific[4]	794	532	49%	45%
Australia	-	166	(100)%	(100)%

Total life and pensions	18,046	17,473	3%	4%
1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine new business contribution.
2. Growth rates are calculated based on constant rates of exchange.
3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
4. Asia Pacific excludes the Australian life business that was sold on 1 October 2009
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B5 - Analysis of sales via bancassurance channels
		Present value of new business premiums[1]
	6 months 2010 £m	6 months 2009 £m	% Growth
			Sterling	Local[2] currency
Bancassurance

United Kingdom - RBS	498	692	(28)%	(28)%

France - Credit du Nord	712	647	10%	13%

Ireland - Allied Irish Bank	232	195	19%	22%

UniCredit Group	1,686	1,094	54%	58%
Eurovita	436	261	67%	72%
Unione di Banche	726	695	4%	7%
Other	113	55	105%	109%
Italy	2,961	2,105	41%	44%

Poland	6	15	(60)%	(63)%

Bancaja	276	264	5%	7%
Caixa Galicia	92	105	(12)%	(10)%
Unicaja	255	486	(48)%	(46)%
Caja España	194	152	28%	31%
Other	120	106	13%	17%
Spain	937	1,113	(16)%	(13)%

Other Europe	68	18	278%	278%

Aviva Europe	4,916	4,093	20%	23%

Delta Lloyd[3] - ABN Amro	232	243	(5)%	(2)%

Europe	5,148	4,336	19%	22%

North America	-	-	-	-

Asia Pacific	405	253	60%	118%

Total life and pensions	6,051	5,281	15%	19%

Investment sales[4]

United Kingdom - RBS	141	88	60%	60%

Total bancassurance sales	6,192	5,369	15%	19%
1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine new business contribution.
2. Growth rates are calculated based on constant rates of exchange.
3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
4. Investment sales are calculated as new single premium plus annualised value of new regular premiums.

__________________

B6 - Geographical analysis of regular and single premiums - life and pensions sales
	Regular premiums							Single premiums
	6 months 2010 £m	Local currency growth	WACF	Present value £m	6 months 2009 £m	WACF	Present value £m	6 months 2010 £m	6 months 2009 £m	Local currency growth

Pensions	208	(8)%	4.7	985	225	4.9	1,095	1,076	994	8%
Annuities	-	-	-	-	-	-	-	1,603	833	92%
Bonds	-	-	-	-	-	-	-	828	1,219	(32)%
Protection	79	8%	6.4	507	73	6.2	452	―	9	(100)%
Equity release	-	-	-	-	-	-	-	195	133	47%
United Kingdom	287	(4)%	5.2	1,492	298	5.2	1,547	3,702	3,188	16%

France	54	15%	7.2	389	47	6.8	321	2,438	2,119	18%
Ireland	36	(3)%	4.1	146	38	4.6	176	330	250	35%
Italy	37	(51)%	5.2	191	78	6.7	519	2,861	1,679	75%
Poland	29	(34)%	9.4	273	41	11.4	467	46	87	(51)%
Spain	59	(8)%	5.6	333	65	5.8	379	727	866	(14)%
Other Europe	43	-	4.8	207	42	4.4	185	51	23	122%
Aviva Europe	258	(17)%	6.0	1,539	311	6.6	2,047	6,453	5,024	32%
Delta Lloyd[1]	87	(12)%	10.1	878	102	9.5	972	854	808	9%
Europe	345	(16)%	7.0	2,417	413	7.3	3,019	7,307	5,832	28%

North America	49	20%	10.2	502	42	8.8	370	1,832	2,819	(33)%

Asia Pacific[2]	119	24%	4.4	527	92	4.3	399	267	133	101%
Australia	―	(100)%	―	―	30	4.1	124	―	42	(100)%

Total life and pensions	800	(9)%	6.2	4,938	875	6.2	5,459	13,108	12,014	11%
1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
2  Asia Pacific excludes the Australian life business that was sold on 1 October 2009
B7 - Geographical analysis of regular and single premiums - investment sales
	Regular[2]			Single			PVNBP
	6 months 2010 £m	6 months 2009 £m	Local currency growth	6 months 2010 £m	6 months 2009 £m	Local currency growth	Local currency growth
Investment sales

United Kingdom	43	34	26%	797	374	113%	103%

Aviva Europe	3	3	-	728	420	78%	76%
Delta Lloyd[1]	-	-	-	395	357	14%	14%
Europe	3	3	-	1,123	777	48%	48%
			-
Australia	-	-	-	109	65	36%	36%
Singapore	-	-	-	108	232	(55)%	(55)%
Asia Pacific	-	-	-	217	297	(32)%	(32)%
Australia[3]	-	-	-	-	453	(100)%	(100)%

Total investment sales	46	37	24%	2,137	1,901	6%	6%
1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
2. UK regular premium investment sales include SIPP products. These are similar in nature to pension products and their payment pattern is stable and predictable and accordingly they have been capitalised. Regular premium SIPP sales for the 6 months to 30 June 2010 totalled £1.9 million (2009: £2.3 million) and have been capitalised using a weighted average capitalisation factor of 5.0 (2009: 5.0). As such, regular premium SIPP sales have produced an overall contribution to investment sales of £9.4 million (2009: £11.5 million) out of the UK investment sales of £849 million (2009: £418 million)
3. Asia Pacific excludes the Australian life business that was sold on 1 October 2009

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B8 - Life and pensions new business - net of tax and non-controlling interest
	Present value of new business premiums			Value of new business			New business margin
Life and pensions (net of tax and non-controlling interest)	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010 £m	6 months 2009 £m	Full year 2009 £m	6 months 2010%	6 months 2009%	Full year 2009%
United Kingdom	5,194	4,735	8,914	126	72	177	2.4%	1.5%	2.0%
France	2,367	2,019	4,111	58	40	94	2.5%	2.0%	2.3%
Ireland	356	320	804	1	3	8	0.3%	0.9%	1.0%
Italy	1,351	994	1,614	24	25	38	1.8%	2.5%	2.4%
Poland	279	480	933	14	19	39	5.0%	4.0%	4.2%
Spain	580	676	1,326	22	26	51	3.8%	3.8%	3.8%
Other Europe	259	208	420	10	5	8	3.8%	2.4%	1.9%
Aviva Europe	5,192	4,697	9,208	129	118	238	2.5%	2.5%	2.6%
Delta Lloyd	937	1,661	3,235	(25)	(28)	(78)	(2.7)%	(1.7)%	(2.4)%
Europe	6,129	6,358	12,443	104	90	160	1.7%	1.4%	1.3%
North America	2,334	3,189	4,545	2	16	16	0.1%	0.5%	0.4%
Asia Pacific	787	694	1,348	14	12	22	1.8%	1.7%	1.6%
Total life and pensions	14,444	14,976	27,250	246	190	375	1.7%	1.3%	1.4%

B9 - Aviva Europe analysis of bancassurance and retail sales
Cumulative	Bancassurance					Retail			Total
	6 months 2010 £m	6 months 2009 £m	Local currency growth %	6 months 2010 £m	6 months 2009 £m	Local currency growth %	6 months 2010 £m	6 months 2009 £m	Local currency growth %
Life and pensions
France	712	647	13%	2,115	1,793	21%	2,827	2,440	19%
Ireland	232	195	22%	244	231	8%	476	426	15%
Italy	2,961	2,105	44%	91	93	-	3,052	2,198	43%
Poland	6	15	(63)%	313	539	(46)%	319	554	(47)%
Spain	937	1,113	(13)%	123	132	(5)%	1,060	1,245	(13)%
Other Europe	68	18	278%	190	190	(3)%	258	208	21%
Aviva Europe	4,916	4,093	23%	3,076	2,978	4%	7,992	7,071	15%

Discrete quarter	Bancassurance					Retail			Total
	2Q 2010 £m	1Q 2010 £m	Local currency growth %	2Q 2010 £m	1Q 2010 £m	Local currency growth %	2Q 2010 £m	1Q 2010 £m	Local currency growth %
Life and pensions
France	319	393	(17)%	958	1,157	(16)%	1,277	1,550	(16)%
Ireland	115	117	-	114	130	(11)%	229	247	(6)%
Italy	1,419	1,542	(6)%	66	25	169%	1,485	1,567	(4)%
Poland	3	3	10%	110	203	(40)%	113	206	(39)%
Spain	407	530	(22)%	63	60	7%	470	590	(19)%
Other Europe	42	26	62%	91	99	(8)%	133	125	6%
Aviva Europe	2,305	2,611	(10)%	1,402	1,674	(14)%	3,707	4,285	(12)%

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Capital Management

C1	Capital management objectives and approach	70
C2	Group capital structure	72
C3	Analysis of return on capital employed
	C3 i - Analysis of IFRS return on capital employed	74
	C3 ii - Analysis of MCEV return on capital employed	75
C4	Capital generation and utilisation	77
C5	Capital required to write new business, internal rate of return and payback period	78
C6	Regulatory capital	79
C7	IFRS Sensitivity analysis	81

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C1 - Capital management objectives and approach
Aviva's capital management philosophy is focused on capital efficiency and effective risk management to support the dividend policy and earnings per share growth. Overall capital risk appetite is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. In managing capital we seek to:
- maintain sufficient, but not excessive, financial strength to support new business growth and satisfy the requirements of our regulators and other stakeholders thus giving both our customers and shareholders assurance of our financial strength;
- optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
- retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
- allocate capital rigorously across the group, to drive value adding growth in accordance with risk appetite; and
- declare dividends on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an IFRS operating earnings after tax basis in the 1.5 to 2.0 times range as a guide.
Targets are established in relation to regulatory solvency, ratings, liquidity and dividend capacity and are a key tool in managing capital in accordance with our risk appetite and the requirements of our various stakeholders.
Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US, and Canada) a risk charge on assets and liabilities approach is used.
Rating agency capital
Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non financial factors (e.g. strategy, competitive position, and quality of management).
Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.
The group's overall financial strength is reflected in our credit ratings. The group's rating from Standard and Poors is AA- ("very strong") with a Negative outlook; Aa3 ("excellent") with a Stable outlook from Moody's; and A ("excellent") with a Stable outlook from A M Best. These ratings continue to reflect our strong competitive position, positive strategic management, strong and diversified underlying earnings profile and robust liquidity position.
________________________

C1 - Capital management objectives and approach
continued
Economic capital
We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the group. The model is based on a framework for identifying the risks to which business units, and the group as a whole, are exposed. A mixture of scenario based approaches and stochastic models are used to capture market risk, credit risk, insurance risk and operational risk. Scenarios are specified centrally to provide consistency across businesses and to achieve a minimum standard. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital when appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks.
This model is used to support our Individual Capital Assessments (ICA) which are reported to the FSA for all our UK regulated insurance businesses. The FSA uses the results of our ICA process when setting target levels of capital for our UK regulated insurance businesses. In line with FSA requirements, the ICA estimates the capital required to mitigate the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.
The financial modelling techniques employed in economic capital enhance our practice of risk and capital management.
They enable understanding of the impact of the interaction of different risks allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer term profits emerging from in-force and new business, allowing for consideration of longer term value emergence as well as shorter term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management. and meeting the emerging requirements of the Solvency II framework and external agencies.
Solvency II
The development of Solvency II has continued in 2010. Since the approval of the Solvency II Directive in May 2009, the European Commission has focused on developing the technical requirements in the Level 2 implementing measures to provide the detail under Level 1. The European Commission has asked CEIOPS to run a quantitative impact study (QIS5) to test a possible set of technical requirements with the industry. This exercise, which Aviva will participate in, will run between August and November 2010 with a final report by CEIOPS expected to be published in April 2011. Aviva has been actively participating in the development of the technical requirements, of both the implementing measures and the QIS 5 specifications, through the key European industry working groups who provide the voice of industry in on-going negotiation in Brussels and engaging with the FSA and HM Treasury who participate in these negotiations.
European Commission is now giving further consideration to the wording on the implementing measures and is expected to finalise these measures in spring 2011 following the QIS5 exercise. Full implementation of Solvency II is expected to be delayed and required from 1 January 2013.

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C2 - Group capital structure
The table below shows how our capital, on an MCEV basis, is deployed by segment and how that capital is funded.
	30 June 2010 £m	31 December 2009 £m
Long-term savings	19,948	20,693
General insurance and health	4,744	4,562
Fund management	258	269
Other business	(127)	(246)
Corporate[1]	(35)	(34)
Total capital employed	24,788	25,244
Financed by
Equity shareholders' funds	12,921	13,035
Non-controlling interests	3,885	4,237
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	4,486	4,637
External debt	872	852
Net internal debt[2]	1,434	1,293
Total capital employed	24,788	25,244
1. The "corporate" net liabilities represent the element of the pension scheme deficit held centrally.
2. In addition to our external funding sources, we have certain internal borrowing arrangements in place which allow some of the assets that support technical liabilities to be invested in a pool of central assets for use across the group. These internal debt balances allow for the capital allocated to business operations to exceed the externally sourced capital resources of the group. Net internal debt represents the balance of the amounts due from corporate and holding entities, less the tangible net assets held by these entities. Although intra-group in nature, they are included as part of the capital base for the purpose of capital management. These arrangements arise in relation to the following:
    -   Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities, these loans satisfy arms length criteria and all interest payments are made when due.
    -   Aviva International Insurance (AII) Ltd acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations. These mechanisms also allow for some of the assets backing technical liabilities to be made available for use across the group. Balances in respect of these arrangements are also treated as internal debt for capital management purposes.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings (including internal borrowings as described in footnote 2 above).
At 30 June 2010 we had £24.8 billion (31 December 2009: £25.2 billion) of total capital employed in our trading operations, measured on an MCEV basis.
Financial leverage, the ratio of external senior and subordinated debt to MCEV capital and reserves, was 31.9% (31 December 2009: 31.8%). If centre assets were offset against this debt the financial leverage would be 21.1% (31 December 2009: 19.0%). Fixed charge cover, which measures the extent to which external interest costs, including subordinated debt interest and preference dividends, are covered by MCEV operating profit was 11.3 times (31 December 2009: 8.5 times).
At 30 June 2010 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instrument was £6,399 million (31 December 2009: £6,634 million), with a weighted average cost of 4.8% (31 December 2009: 5.0%). The group Weighted Average Cost of Capital (WACC) is 7.4% (31 December 2009: 8.0%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at 30 June 2010 was 9.2% (31 December 2009: 9.8%) based on a risk free rate of 3.4% (31 December 2009: 4.0%), an equity risk premium of 4.0% (31 December 2009: 4.0%) and a market beta of 1.5 (31 December 2009: 1.4).
____________________

C2 - Group capital structure continued
Shareholders' funds, including non-controlling interest
	30 June 2010 Closing shareholders' funds			31 December 2009 Closing shareholders' funds
	IFRS net asset £m	Internally generated AVIF £m	Total Equity £m	IFRS net asset £m	Internally generated AVIF £m	Total Equity £m
Life assurance
United Kingdom	4,230	1,469	5,699	4,454	1,343	5,797
France	1,476	1,467	2,943	1,707	1,386	3,093
Ireland	1,188	103	1,291	1,139	201	1,340
Italy	1,232	307	1,539	1,405	290	1,695
Poland	200	1,021	1,221	239	1,073	1,312
Spain	1,207	607	1,814	1,288	662	1,950
Other Europe	353	23	376	435	(87)	348
Aviva Europe	5,656	3,528	9,184	6,213	3,525	9,738
Delta Lloyd	3,644	(1,280)	2,364	2,983	(148)	2,835
Europe	9,300	2,248	11,548	9,196	3,377	12,573
North America	3,512	(1,627)	1,885	3,072	(1,490)	1,582
Asia Pacific	688	128	816	595	146	741
	17,730	2,218	19,948	17,317	3,376	20,693
General insurance and health
United Kingdom	1,938	-	1,938	1,876	-	1,876
France	371	-	371	410	-	410
Ireland	423	-	423	450	-	450
Other Europe	285	-	285	329	-	329
Aviva Europe	1,079	-	1,079	1,189	-	1,189
Delta Lloyd	622	-	622	545	-	545
Europe	1,701	-	1,701	1,734	-	1,734
North America	1,077	-	1,077	928	-	928
Asia Pacific	28	-	28	24	-	24
	4,744	-	4,744	4,562	-	4,562
Fund management	258	-	258	269	-	269
Other business	(127)	-	(127)	(246)	-	(246)
Corporate	(35)	-	(35)	(34)	-	(34)
Subordinated debt	(4,486)	-	(4,486)	(4,637)	-	(4,637)
External debt	(872)	-	(872)	(852)	-	(852)
Net internal debt	(1,434)	-	(1,434)	(1,293)	-	(1,293)
	(6,696)	-	(6,696)	(6,793)	-	(6,793)
Shareholders' funds, including non-controlling interests	15,778	2,218	17,996	15,086	3,376	18,462
Less:
Non-controlling interests			(3,885)			(4,237)
Direct capital instruments			(990)			(990)
Preference capital			(200)			(200)
Equity shareholders' funds			12,921			13,035
Less: goodwill and intangibles[1]			(4,627)			(4,628)
Equity shareholders funds' excluding goodwill and intangibles			8,294			8,407
1. Goodwill and intangibles comprise £3,377 million (31 December 2009:£3,381 million) of goodwill in subsidiaries, £1,344 million (31 December 2009: £1,367 million) of intangibles in subsidiaries, £166 million (31 December 2009: £150 million) of goodwill and intangibles in joint ventures and £282 million (31 December 2009: £264 million) of goodwill in associates, net of associated deferred tax liabilities of £279 million (31 December 2009: £271 million) and the minority share of intangibles of £263 million (31 December 2009: £263 million).

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C3 i - Analysis of IFRS return on capital employed

	30 June 2010
	Operating return[1]		Opening shareholders' funds including non-controlling interests £m	Annualised return on capital %
	Before tax £m	After tax £m

Life assurance	1,128	866	17,317	10.0%
General insurance and health	480	346	4,562	15.2%
Fund management	56	39	269	29.0%
Other business	(47)	(31)	(246)	25.2%
Corporate	(103)	(84)	(34)	494.1%
Subordinated debt	(146)	(105)	(4,637)	4.5%
External debt	(22)	(16)	(852)	3.8%
Net internal debt[2]	(76)	(55)	(1,293)	8.5%
	1,270	960	15,086	12.7%
Less: Non-controlling interests		(193)	(3,540)	11.0%
Direct capital instrument		-	(990)	-
Preference capital		(9)	(200)	9.0%
Return on equity shareholders' funds		758	10,356	14.6%
1. The operating return is based upon group IFRS operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2. The net internal debt loss before tax of £76 million comprises investment return of £45 million offset by group internal debt costs and other interest of £121 million.

	31 December 2009
	Operating return[1]		Restated Opening shareholders' funds including non-controlling interests £m	Annualised return on capital %
	Before tax £m	After tax £m
Life assurance	1,887	1,405	16,581	8.5%
General insurance and health	919	660	5,516	12.0%
Fund management	133	93	340	27.4%
Other business	(214)	(152)	(199)	76.4%
Corporate	(182)	(156)	(30)	520.0%
Subordinated debt	(293)	(211)	(4,606)	4.6%
External debt	(42)	(30)	(919)	3.3%
Net internal debt[2]	(186)	(134)	(2,110)	6.4%
	2,022	1,475	14,573	10.1%
Less: Non-controlling interests		(193)	(2,204)	8.8%
Direct capital instrument		(44)	(990)	4.4%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,221	11,179	10.9%
1. The operating return is based upon group IFRS operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2. The net internal debt loss before tax of £186million comprises investment return of £41 million offset by group internal debt costs and other interest of £227 million.

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C3 ii - Analysis of MCEV return on capital employed
	30 June 2010
	Operating return[1]		Opening shareholders' funds including non-controlling interests £m	Annualised return on capital %
	Before tax £m	After tax £m
Life assurance
United Kingdom	559	402	5,797	13.9%
France	494	325	3,093	21.0%
Ireland	41	36	1,340	5.4%
Italy	146	99	1,695	11.7%
Poland	99	80	1,312	12.2%
Spain	95	66	1,950	6.8%
Other Europe	18	14	348	8.0%
Aviva Europe	893	620	9,738	12.7%
Delta Lloyd	157	116	2,835	8.2%
Europe	1,050	736	12,573	11.7%
North America	271	176	1,582	22.3%
Asia Pacific	38	30	741	8.1%
	1,918	1,344	20,693	13.0%
General insurance and health
United Kingdom[3]	223	161	1,876	17.2%
France	11	7	410	3.4%
Ireland	24	22	450	9.8%
Other Europe	11	8	329	4.9%
Aviva Europe	46	37	1,189	6.2%
Delta Lloyd	81	60	545	22.0%
Europe	127	97	1,734	11.2%
North America	132	90	928	19.4%
Asia Pacific	(2)	(2)	24	(16.7)%
	480	346	4,562	15.2%
Fund management	13	9	269	6.7%
Other business	(33)	(24)	(246)	19.5%
Corporate	(103)	(84)	(34)	494.1%
Subordinated debt	(146)	(105)	(4,637)	4.5%
External debt	(22)	(16)	(852)	3.8%
Net internal debt[2]	(76)	(55)	(1,293)	8.5%
	2,031	1,415	18,462	15.3%
Less: Non-controlling interests		(268)	(4,237)	12.7%
Direct capital instrument		-	(990)	-
Preference capital		(9)	(200)	9.0%
Return on equity shareholders' funds		1,138	13,035	17.5%
1. The operating return is based upon group MCEV operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2. The net internal debt loss before tax of £76 million comprises investment return of £45 million offset by group internal debt costs and other interest of £121 million.
3. Opening shareholders' funds includes the impact of allocating a share of the UK pension scheme deficit, which lowers shareholders' funds and increases annualised return on capital.
________________

C3 ii - Analysis of MCEV return on capital employed continued
	31 December 2009
	Operating return[1]		Restated Opening shareholders' funds including non-controlling interests £m	Annualised return on capital %
	Before tax £m	After tax £m
Life assurance
United Kingdom	787	567	5,069	11.2%
France	785	515	2,872	17.9%
Ireland	64	55	1,492	3.7%
Italy	216	147	1,671	8.8%
Poland	499	404	1,415	28.6%
Spain	113	79	2,189	3.6%
Other Europe	27	23	335	6.9%
Aviva Europe	1,704	1,223	9,974	12.3%
Delta Lloyd	531	388	2,666	14.6%
Europe	2,235	1,611	12,640	12.7%
North America	266	266	750	35.5%
Asia Pacific	101	71	981	7.2%
	3,389	2,515	19,440	12.9%
General insurance and health
United Kingdom[3]	494	356	2,592	13.7%
France	96	63	400	15.8%
Ireland	57	50	545	9.2%
Other Europe	(21)	(15)	377	(4.0)%
Aviva Europe	132	98	1,322	7.4%
Delta Lloyd	143	104	705	14.8%
Europe	275	202	2,027	10.0%
North America	144	98	878	11.2%
Asia Pacific	6	4	19	21.1%
	919	660	5,516	12.0%
Fund management	51	36	340	10.6%
Other business	(173)	(121)	(199)	60.8%
Corporate	(182)	(156)	(30)	520.0%
Subordinated debt	(293)	(211)	(4,606)	4.6%
External debt	(42)	(30)	(919)	3.3%
Net internal debt[2]	(186)	(134)	(2,110)	6.4%
	3,483	2,559	17,432	14.7%
Less: Non-controlling interests		(366)	(3,080)	11.9%
Direct capital instrument		(44)	(990)	4.4%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,132	13,162	16.2%
1. The operating return is based upon group MCEV operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2. The net internal debt loss before tax of £186million comprises investment return of £41 million offset by group internal debt costs and other interest of £227 million.
3. Opening shareholders' funds includes the impact of allocating a share of the UK pension scheme deficit, which lowers shareholders' funds and increases annualised return on capital.

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C4 - Capital generation and utilisation
The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distributions with operational capital generation a key financial priority. We announced in the first quarter IMS that we expect to generate approximately £1.3 billion of net operating capital in 2010, a 30% increase on 2009. The strong half year result of £0.9 billon reinforces our confidence in the capital generation position of the Group, and we are now revising our full year guidance to £1.5 billion.
The half year result of £0.9 billion represents a £0.4 billion improvement on the 30 June 2009 position. In-force profits from the life business remain strong, generating £1.1 billion of capital in the half year (6 months 2009: £1.1 billion), with a further £0.3 billion (6 months 2009: £0.3 billion) generated by the general insurance, fund management and non-insurance businesses. Capital invested in new business has reduced significantly to £0.5 billion (6 months 2009: £0.9 billion), benefiting in particular from management of volumes and other capital efficiency actions in the US business and the utilisation of the RIEESA to finance new business in UK Life.
	6 months 2010 £bn	Full year 2009 £bn	6 months 2009 £bn
Operational capital generation:
Life in-force profits	1.1	1.9	1.1
General insurance, fund management and non-insurance profits	0.3	0.6	0.3
Operational capital generated before investment in new business	1.4	2.5	1.4
Capital invested in new business	(0.5)	(1.5)	(0.9)
Operational capital generated after investment in new business	0.9	1.0	0.5
Operational capital generation comprises the following components:
-
   Free surplus emergence, including release of required capital, for the life in-force business (net of tax and minorities);
-
   IFRS operating profits for the general insurance and non-life businesses (net of tax and minorities);
-
   Capital invested in new business. For the life business this is the impact of initial and required capital on free surplus. For general insurance businesses this reflects the movement in required capital, which we have assumed to equal two times the regulatory minimum. Where appropriate, the movement in capital requirements excludes the impact of foreign exchange movements.
As well as financing new business investment, operational capital generated is used to finance corporate costs, service the Group's debt capital and to finance shareholder dividend distributions. After taking these items into account the net operational capital generated after financing remains at a £0.3 billion surplus, a strong improvement on the flat position in the 2009 half year. In addition to the underlying improvement in operational capital generation, the net position also benefits from the dividend re-basing undertaken with the 2009 interim dividend.
	6 months 2010 £bn	Full year 2009 £bn	6 months 2009 £bn
Operational capital generated after investment in new business	0.9	1.0	0.5
Interest, corporate and other costs	(0.3)	(0.5)	(0.2)
External dividend net of scrip	(0.3)	(0.6)	(0.3)
Net operational capital generation after financing	0.3	(0.1)	-

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C5 - Capital required to write new business, internal rate of return and payback period
As set out above, the group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The internal rates of return on new business written during the period are set out below.
6 months 2010	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	59	93	152	15%	7
France	27	95	122	9%	11
Ireland	23	11	34	6%	10
Italy	31	128	159	10%	7
Poland	7	4	11	25%	4
Spain	14	36	50	22%	4
Other Europe	21	7	28	17%	5
Aviva Europe	123	281	404	12%	8
Delta Lloyd	57	65	122	5%	19
Europe	180	346	526	10%	10
North America	54	178	232	14%	4
Asia Pacific	29	24	53	10%	12
Total	322	641	963	12.0%	8

6 months 2009	Initial capital £m	Required capital £m	Total invested capital £m	IRR %
United Kingdom	77	59	136	13%
France	17	84	101	10%
Ireland	26	12	38	5%
Italy	14	93	107	10%
Poland	10	4	14	23%
Spain	13	41	54	27%
Other Europe	19	3	22	14%
Aviva Europe	99	237	336	13%
Delta Lloyd	59	51	110	5%
Europe	158	288	446	11%
North America	139	285	424	7%
Asia Pacific	32	30	62	7%
Total	406	662	1,068	9.5%

Full year 2009	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period Years
United Kingdom	109	133	242	14%	8
France	53	169	222	9%	9
Ireland	56	23	79	6%	10
Italy	27	156	183	10%	7
Poland	20	9	29	22%	5
Spain	25	72	97	26%	3
Other Europe	43	7	50	12%	8
Aviva Europe	224	436	660	13%	7
Delta Lloyd	116	140	256	6%	33
Europe	340	576	916	11%	15
North America	162	376	538	7%	14
Asia Pacific	60	59	119	8%	20
Total	671	1,144	1,815	10.0%	14

The capital invested data above is stated gross of non-controlling interests and valued on a point of sale basis. This differs from the analysis of life and pensions earnings in notes E7 and E8 which is stated net of minorities, valued on a year-end basis and benefits from the writing of new business in the UK Life RIEESA. The reconciliation is as follows:

6 months 2010	£m
Total capital invested	963
Non-controlling interests	(193)
Benefit of RIEESA on new business funding	(73)
Timing differences (point of sale versus year end basis)	(29)
New business impact on free surplus	668

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C6 - Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US, and Canada) a risk charge on assets and liabilities approach is used.
Regulatory capital - Group: European Insurance Groups Directive (IGD)
	UK life funds £bn	Other business £bn	30 June 2010 £bn	31 December 2009 £bn
Insurance Groups Directive (IGD) capital resources	4.6	10.0	14.6	15.7
Less: capital resources requirement	(4.6)	(6.2)	(10.8)	(11.2)
Insurance Group Directive (IGD) excess solvency	-	3.8	3.8	4.5
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.7 times
The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.7 billion since 31 December 2009 to £3.8 billion. This decrease is driven by negative market movements, dividends and pension scheme funding offset by profits for the period.
The key movements over the period are set out in the following table:
£bn
IGD solvency surplus at 31 December 2009	4.5
Dividends net of scrip	(0.3)
Operating profits net of other income and expenses	0.5
Market movements including foreign exchange	(0.4)
Pension scheme funding	(0.5)
Estimated IGD solvency surplus at 30 June 2010	3.8
Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments. The recently revised funding arrangement agreed with the trustees of our UK staff pension scheme has resulted in a one off decrease in our IGD of £0.5 billion.
Regulatory capital - Long-term businesses
For our non-participating worldwide life assurance businesses, our capital requirements, expressed as a percentage of the EU minimum, are set for each business unit as the higher of:
- The level of capital at which the local regulator is empowered to take action;
- The capital requirement of the business unit under the group's economic capital requirements; and,
- The target capital level of the business unit.
The required capital across our life businesses varies between 100% and 325% of EU minimum or equivalent. The weighted average level of required capital for our non-participating life business, expressed as a percentage of the EU minimum (or equivalent) solvency margin has decreased to 127% (31 December 2009: 130%).
These levels of required capital are used in the calculation of the group's embedded value to evaluate the cost of locked in capital. At 30 June 2010 the aggregate regulatory requirements based on the EU minimum test amounted to £6.4 billion (31 December 2009: £6.1 billion). At this date, the actual net worth held in our long-term business was £9.4 billion (31 December 2009: £9.8 billion) which represents 147% (31 December 2009: 159%) of these minimum requirements.
_______________________

C6 - Regulatory capital continued

Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub Fund (OWPSF), New With-Profit Sub Fund (NWPSF) and UK Life & Pensions (UKL&P). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS balance sheet at 30 June 2010 and 31 December 2009.
		30 June 2010					31 December 2009
	Estimated realistic assets £bn	Realistic liabilities[1] £bn	Estimated realistic inherited estate[2] £bn	Support arrangement[5] £bn	Estimated risk capital margin[3] £bn	Estimated excess £bn	Estimated excess £bn
NWPSF	20.5	20.5	-	1.2	(0.4)	0.8	0.6
OWPSF	3.0	2.7	0.3	-	(0.1)	0.2	0.1
UKL&P4	20.0	18.4	1.6	-	(0.2)	1.4	1.4
Aggregate	43.5	41.6	1.9	1.2	(0.7)	2.4	2.1
1. These realistic liabilities include the shareholders' share of future bonuses of £0.5 billion (31 December 2009: £0.6 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £41.1billion (31 December 2009: £42.1 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £2.3billion, £0.3 billion and £3.3 billion for NWPSF, OWPSF and UKL&P respectively (31 December 2009: £2.2 billion, £0.3 billion and £3.1 billion).
2. Estimated realistic inherited estate at 31 December 2009 was £nil, £0.2 billion and £1.6 billion for NWPSF, OWPSF and UKL&P respectively.
3. The risk capital margin (RCM) is 4.5 times covered by the inherited estate (31 December 2009: 3.6 times).
4. The UKL&P fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.
5. The support arrangement represents the reattributed estate of £1.2 billion at 30 June 2010 held within the non-profit fund with UKL&P included within the other UK Life operations.

Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:
	30 June 2010%	31 December 2009%
Equity	22%	21%
Property	18%	12%
Fixed interest	57%	59%
Other	4%	8%
The equity backing ratios, including property, supporting with-profit asset shares are 66% in NWPSF and OWPSF, and 68% in UKL&P.
_________________

C7 - IFRS Sensitivity analysis
The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and noneconomic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in the supplementary section of this report.
Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.
General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.
Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.
Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

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C7 - IFRS Sensitivity analysis continued

Long-term businesses
	30 June 2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	(360)	45	(55)	(30)	(5)	-
Insurance non-participating	(80)	85	80	(65)	(20)	(40)	(300)
Investment participating	(25)	(5)	35	(30)	(15)	-	-
Investment non-participating	(25)	35	20	(20)	(5)	-	-
Assets backing life shareholders' funds	-	-	150	(145)	-	-	-
Total	(175)	(245)	330	(315)	(70)	(45)	(300)

	30 June 2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(75)	(320)	45	(60)	(30)	(5)	-
Insurance non-participating	(440)	475	205	(190)	(20)	(40)	(300)
Investment participating	(25)	(5)	35	(30)	(15)	-	-
Investment non-participating	(105)	125	20	(20)	(5)	-	-
Assets backing life shareholders' funds	(95)	95	260	(255)	-	-	-
Total	(740)	370	565	(555)	(70)	(45)	(300)

	31 December 2009
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(20)	(275)	15	(35)	(15)	(5)	(40)
Insurance non-participating	(190)	270	35	(35)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	-	-
Investment non-participating	(30)	45	20	(20)	(5)	-	-
Assets backing life shareholders' funds	(10)	10	135	(140)	-	-	-
Total	(315)	35	225	(260)	(60)	(45)	(320)

	31 December 2009
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(40)	(235)	20	(40)	(15)	(5)	(40)
Insurance non-participating	(380)	535	220	(220)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	-	-
Investment non-participating	(80)	125	20	(20)	(5)	-	-
Assets backing life shareholders' funds	(65)	85	215	(215)	-	-	-
Total	(630)	495	495	(525)	(60)	(45)	(320)
The different impacts of the economic sensitivities on profit and shareholders' equity arise from classification of certain assets as available for sale in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders' equity.
The sensitivities to economic movements relate mainly to business in the UK, US and the Netherlands. In general a fall in market interest rates has a beneficial impact on non-participating business and shareholders' funds, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. In the US most debt securities are classified as available-for-sale, which limits the overall sensitivity of IFRS profit to interest rate movements. The sensitivity to movements in equity and property market values relates mainly to holdings in the Netherlands, although the impact on IFRS profit is moderated by the classification of equities as available for sale.
Changes in sensitivities between 31 December 2009 and 30 June 2010 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.
The mortality sensitivities relate primarily to the UK.
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C7 - IFRS Sensitivity analysis continued

General insurance and health businesses
	30 June 2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(290)	270	90	(95)	(80)	(155)
Net of reinsurance	(350)	350	90	(95)	(80)	(145)

	30 June 2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(290)	270	90	(95)	(35)	(155)
Net of reinsurance	(350)	350	90	(95)	(35)	(145)

	31 December 2009
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	295	105	(110)	(135)	(345)
Net of reinsurance	(365)	365	105	(110)	(135)	(330)

	31 December 2009
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	295	105	(110)	(35)	(345)
Net of reinsurance	(365)	365	105	(110)	(35)	(330)
For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.
Fund management and non-insurance businesses
	30 June 2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	40	10	40	20

	30 June 2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(20)	80	55	5

	31 December 2009
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(20)	25	70	(30)

	31 December 2009
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(40)	55	80	(50)
The sensitivity of the Group's fund management and non-insurance business to movements in equity and property markets includes the impact of hedging instruments held at Group Centre.

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C7 - IFRS Sensitivity analysis continued
Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the group's assets and liabilities are actively managed. Additionally, the financial position of the group may vary at the time that any actual market movement occurs. For example, our financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, the actual impact of a change in the assumptions may not have any impact on the liabilities, whereas assets are held at market value on the statement of financial position. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the group's view of possible near-term market changes that cannot be predicted with any certainty; and the assumption that all interest rates move in an identical fashion.

Analysis of Assets

D1	Total assets - shareholder/policyholder exposure to risk	86
D2	Total assets - valuation bases/fair value hierarchy	87
D3	Analysis of asset quality
	D3.1 Loans	90
	D3.2 Financial investments	94
D4	Pension fund assets	97
D5	Available funds	98
D6	Guarantees	98

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As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which we manage our investments. In addition, to support this, we also use a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of our risk appetite.
D1 - Total assets - Shareholder/policyholder exposure to risk
30 June 2010	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	6,019	6,019	-	6,019
Interests in joint ventures and associates	253	612	2,274	3,139	-	3,139
Property and equipment	21	73	592	686	-	686
Investment property	3,543	6,899	2,100	12,542	(6)	12,536
Loans	1,746	7,701	31,947	41,394	-	41,394
Financial investments
Debt securities	16,855	81,282	62,480	160,617	-	160,617
Equity securities	27,483	8,664	4,595	40,742	-	40,742
Other investments	23,820	8,785	2,618	35,223	-	35,223
Reinsurance assets	1,329	983	4,959	7,271	-	7,271
Deferred tax assets	-	-	288	288	-	288
Current tax assets	-	-	269	269	-	269
Receivables and other financial assets	138	2,209	6,694	9,041	-	9,041
Deferred acquisition costs and other assets	133	781	4,451	5,365	-	5,365
Prepayments and accrued income	96	1,282	2,198	3,576	-	3,576
Cash and cash equivalents	5,028	15,047	8,371	28,446	-	28,446
Assets of operations classified as held for sale	-	-	-	-	6	6
Total	80,445	134,318	139,855	354,618	-	354,618
Total %	22.7%	37.9%	39.4%	100.0%	-	100.0%
FY09 (Restated)	82,686	135,628	136,077	354,391	-	354,391
FY09% (Restated)	23.3%	38.3%	38.4%	100.0%	-	100.0%
As at 30 June 2010, 39.4% of our total asset base was Shareholder assets, 37.9% Participating assets where Aviva shareholders have partial exposure, and 22.7% Policyholder assets where Aviva shareholders have no exposure. Of the total assets, investment property, loans and financial investments comprised £290,512 million, compared to £292,180 million at FY09. This reduction is primarily due to a weakening of the Euro exchange rate, partially offset by new assets invested in our U.S. and European operations due to business growth and significant strengthening of the U.S. dollar exchange rate.
During 2010, our Spanish business undertook a review of the allocation of assets between shareholder and policyholder funds. As a result, debt securities of £2,362 million and equity securities of £10 million previously recognised as participating fund assets were reclassified as shareholder assets.

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D2 - Total assets - Valuation bases/fair value hierarchy
	30 June 2010						31 December 2009
Total assets	Fair value £m	Amortised cost £m	Equity accounted /tax assets [1] £m	Total £m	Fair value £m	Amortised cost £m	Equity accounted /tax assets [1] £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	6,019	-	6,019	-	6,241	-	6,241
Interests in joint ventures and associates	-	-	3,139	3,139	-	-	2,982	2,982
Property and equipment	368	318	-	686	415	340	-	755
Investment property	12,542	-	-	12,542	12,430	-	-	12,430
Loans	20,996	20,398	-	41,394	20,890	20,189	-	41,079
Financial investments
Debt securities	160,617	-	-	160,617	160,510	-	-	160,510
Equity securities	40,742	-	-	40,742	43,343	-	-	43,343
Other investments	35,223	-	-	35,223	34,849	-	-	34,849
Reinsurance assets	-	7,271	-	7,271	-	7,572	-	7,572
Deferred tax assets	-	-	288	288	-	-	218	218
Current tax assets	-	-	269	269	-	-	359	359
Receivables and other financial assets	-	9,041	-	9,041	-	9,652	-	9,652
Deferred acquisition costs and other assets	-	5,365	-	5,365	-	5,621	-	5,621
Prepayments and accrued income	-	3,576	-	3,576	-	3,604	-	3,604
Cash and cash equivalents	28,446	-	-	28,446	25,176	-	-	25,176
Total	298,934	51,988	3,696	354,618	297,613	53,219	3,559	354,391
Total %	84.3%	14.7%	1.0%	100.0%	84.0%	15.0%	1.0%	100.0%
1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

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D2 - Total assets - Valuation bases/fair value hierarchy continued
Total assets - Policyholder assets 30 June 2010	Fair value £m	Amortised cost £m	Equity accounted/ tax assets [1] £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	253	253
Property and equipment	21	-	-	21
Investment property	3,543	-	-	3,543
Loans	684	1,062	-	1,746
Financial investments
Debt securities	16,855	-	-	16,855
Equity securities	27,483	-	-	27,483
Other investments	23,820	-	-	23,820
Reinsurance assets	-	1,329	-	1,329
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	138	-	138
Deferred acquisition costs and other assets	-	133	-	133
Prepayments and accrued income	-	96	-	96
Cash and cash equivalents	5,028	-	-	5,028
Total	77,434	2,758	253	80,445
Total %	96.3%	3.4%	0.3%	100.0%
FY09	79,807	2,523	356	82,686
FY09%	96.5%	3.1%	0.4%	100.0%
1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

Total assets - Participating fund assets 30 June 2010	Fair value £m	Amortised cost £m	Equity accounted/ tax assets [1] £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	612	612
Property and equipment	32	41	-	73
Investment property	6,899	-	-	6,899
Loans	1,101	6,600	-	7,701
Financial investments
Debt securities	81,282	-	-	81,282
Equity securities	8,664	-	-	8,664
Other investments	8,785	-	-	8,785
Reinsurance assets	-	983	-	983
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,209	-	2,209
Deferred acquisition costs and other assets	-	781	-	781
Prepayments and accrued income	-	1,282	-	1,282
Cash and cash equivalents	15,047	-	-	15,047
Total	121,810	11,896	612	134,318
Total %	90.7%	8.9%	0.4%	100.0%
FY09 (Restated)	122,794	12,237	597	135,628
FY09% (Restated)	90.5%	9.0%	0.5%	100.0%
1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

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D2 - Total assets - Valuation bases/fair value hierarchy continued
Total assets - Shareholder assets 30 June 2010	Fair value £m	Amortised cost £m	Equity accounted/ tax assets [1] £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	6,019	-	6,019
Interests in joint ventures and associates	-	-	2,274	2,274
Property and equipment	315	277	-	592
Investment property	2,100	-	-	2,100
Loans	19,211	12,736	-	31,947
Financial investments
Debt securities	62,480	-	-	62,480
Equity securities	4,595	-	-	4,595
Other investments	2,618	-	-	2,618
Reinsurance assets	-	4,959	-	4,959
Deferred tax assets	-	-	288	288
Current tax assets	-	-	269	269
Receivables and other financial assets	-	6,694	-	6,694
Deferred acquisition costs and other assets	-	4,451	-	4,451
Prepayments and accrued income	-	2,198	-	2,198
Cash and cash equivalents	8,371	-	-	8,371
Total	99,690	37,334	2,831	139,855
Total %	71.3%	26.7%	2.0%	100.0%
FY09 (Restated)	95,012	38,459	2,606	136,077
FY09% (Restated)	69.8%	28.3%	1.9%	100.0%
1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.
Financial instruments (including derivatives and loans)
The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories - those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as "other than trading").
In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders' funds) is passively managed.
Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these four items.
Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with the valuation inputs and consistent with IFRS7
Financial Instruments: Disclosures.
-
Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.
-
Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.
-
Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.
Fair values sourced from internal models are Level 2 only if substantially all the inputs are market observable. Otherwise fair values sourced from internal models are classified as Level 3.
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D2 - Total assets - Valuation bases/fair value hierarchy continued
The table below presents an analysis of investments according to fair value hierarchy:
	Fair value hierarchy
Total assets 30 June 2010	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment properties	-	12,542	-	12,542	-	(6)	12,536
Loans	-	20,996	-	20,996	20,398	-	41,394
Debt securities	112,032	39,425	9,160	160,617	-	-	160,617
Equity securities	34,120	5,921	701	40,742	-	-	40,742
Other investments (including derivatives)	28,806	3,998	2,419	35,223	-	-	35,223
Total	174,958	82,882	12,280	270,120	20,398	(6)	290,512
Total %	60.3%	28.5%	4.2%	93.0%	7.0%	-	100.0%
FY09	181,125	79,637	11,260	272,022	20,189	(31)	292,180
FY09%	62.0%	27.2%	3.9%	93.1%	6.9%	-	100.0%
At 30 June 2010, there has been a small decrease to 60% (FY09: 62%) in the proportion of total financial investments, loans and investment properties classified as Level 1 in the fair value hierarchy. Level 2 financial investments, loans and investment properties have increased to 29% (FY09: 27%). At Level 3 (fair valued using models with significant unobservable market parameters) financial investments, loans and investment properties have remained constant at 4% (FY09: 4%).
D3 - Analysis of asset quality
D
3.1 - Loans
The group loan portfolio is principally made up of:
-
Policy loans which are generally collateralised by a lien or charge over the underlying policy;
-
Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;
-
Mortgage loans collateralised by property assets; and
-
Other loans, which include loans and advances to customers of our banking business, and to brokers and intermediaries.
Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
For certain mortgage loans, the group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Due to the illiquid nature of these assets, where fair value accounting is applied, it is done so on a Level 2 basis.
Loans - Total assets 30 June 2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	47	890	337	467	37	1,778
Loans and advances to banks	4,138	-	1,356	-	-	5,494
Mortgage loans	15,856	4	12,723	1,801	-	30,384
Other loans	37	15	3,599	85	2	3,738
Total	20,078	909	18,015	2,353	39	41,394
Total %	48.5%	2.2%	43.5%	5.7%	0.1%	100.0%
FY09	19,077	993	18,797	2,177	35	41,079
FY09%	46.5%	2.4%	45.8%	5.3%	-	100.0%

Loans - Total shareholder assets 30 June 2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	12	242	243	15	519
Loans and advances to banks	267	-	89	-	-	356
Mortgage loans	14,079	-	12,191	1,784	-	28,054
Other loans	37	4	2,890	85	2	3,018
Total	14,390	16	15,412	2,112	17	31,947
Total %	45.0%	0.1%	48.2%	6.6%	0.1%	100.0%
FY09	13,994	19	16,088	1,953	14	32,068
FY09%	43.7%	-	50.2%	6.1%	-	100.0%

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D3 - Analysis of asset quality continued
D3.1 - Loans continued
The value of the group's loan portfolio at 30 June 2010 stood at £41,394 million (FY09: £41,079 million), an increase of £315 million, primarily due to an increase in loans and advances to banks in our UK Life business and an increase in mortgage sales in our Delta Lloyd business, offset by a weakening of the Euro exchange rate. This increase reflects a rise in the value of cash collateral we receive (and subsequently loan out) in our securities financing business due to the strengthening of the U.S. dollar exchange rate, market improvements and also reflects a rise in the level of business with cash counterparties.
Shareholder asset loans represented 77% of the total loan portfolio, with the remaining 23% in Participating funds (£7,701 million) and policyholder assets (£1,746 million).
The total shareholder asset exposure to loans has remained relatively stable at £31,947 million (FY09: £32,068 million). The marginal decrease has been primarily due to a weakening of the Euro exchange rate, partially offset by increases in the loans and advances to banks as explained above and a strengthening of the U.S. dollar exchange rate.
Mortgage loans - Shareholder assets
30 June 2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Non-securitised mortgage loans
- Residential	-	-	5,357	-	-	5,357
- Equity release	1,018	-	-	-	-	1,018
- Commercial	8,494	-	21	1,784	-	10,299
- Healthcare	2,673	-	-	-	-	2,673
	12,185	-	5,378	1,784	-	19,347
Securitised mortgage loans	1,894	-	6,813	-	-	8,707
Total	14,079	-	12,191	1,784	-	28,054
FY09	13,828	1	12,730	1,645	-	28,204
Of the group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 73% (FY09: 74%) is invested in mortgage loans. The group's mortgage loan portfolio spans several business units, primarily UK, Delta Lloyd and USA, and across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva shareholders are exposed predominantly to mortgage loans (accounting for 88% of total Shareholder asset loans). This section focuses on explaining the residual shareholder risk within these exposures.
Mortgage loan assets are divided into type of loan (residential, equity release, commercial, healthcare and securitised) and the regions in which they are held (predominantly United Kingdom, Netherlands (Delta Lloyd) and the United States). Each loan type and region has its own unique characteristic and composition.
Non-securitised mortgage loans - Residential
Delta Lloyd
Gross exposure by loan to value and arrears
30 June 2010	>120% £m	115-120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Exposures by mortgage type
- Government guaranteed	882	184	149	117	104	95	78	110	69	156	1,944
- Non-government guaranteed	258	91	84	213	172	629	248	421	442	855	3,413
Total	1,140	275	233	330	276	724	326	531	511	1,011	5,357
Exposures by interest payment arrears
Neither past due nor impaired	1,088	263	226	315	265	698	317	513	500	985	5,170
0 - 3 months	46	11	6	13	9	22	8	15	10	20	161
3 - 6 months	4	-	1	-	1	2	-	1	1	1	11
6 - 12 months	2	-	-	1	-	-	-	1	-	3	7
> 12 months	-	-	-	1	1	2	1	1	-	2	8
Total	1,140	275	233	330	276	724	326	531	511	1,011	5,357
The total exposure to non-securitised mortgage loans in the Netherlands is £5,357 million, of which the majority are measured at amortised cost. However, of these, £1,944 million are Government guaranteed, and so present minimal risk to Aviva shareholders.
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D3 - Analysis of asset quality continued
D3.1 - Loans continued
The Government guarantees were introduced in the Netherlands to encourage homeownership, and apply to home mortgages of up to €350,000 (this threshold was raised from €265,000 at 1 July 2009). The guarantees are implemented through the National Mortgage Guarantee Scheme, and ensure that, should the homeowner be forced to sell, and cannot make the repayment on the mortgage, then the residual will be provided for by the Homeownership Guarantee Fund, which in turn is funded by the Government and municipalities through agreements for interest free loans.
In addition to government guarantees, the Dutch residential mortgage market also benefits from the ability for borrowers to deduct mortgage interest payments for tax purposes, thereby helping to reduce the risk of arrears or default.
The total amount of loans for which interest payments are past due is £186 million (FY09: £134 million). However, the actual amount of missed payments is £1.7 million (FY09: £2.7 million). Delta Lloyd has currently not made any additional provisions for these loans as it does not consider the amount of potential loss to be significant.
UK Residential
The UK non-securitised residential mortgage portfolio has a total current value of £1,018 million (FY09: £929 million). These mortgages are all in the form of equity release, whereby homeowners that usually own a fully paid up property will mortgage it to release cash equity. Due to the low relative levels of equity released in each property, they all currently have a Loan to Value ("LTV") of below 70%, and the average LTV across the portfolio is approximately 31%. We therefore consider these mortgages to be low risk.
Non-securitised mortgage loans - Commercial
Gross exposure by loan to value and arrears
United Kingdom
30 June 2010	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Neither past due nor impaired	529	879	665	1,224	571	496	800	1,647	889	456	8,156
0 - 3 months	50	-	-	-	-	-	-	-	-	2	52
3 - 6 months	37	-	91	46	-	-	-	-	-	2	176
6 - 12 months	13	5	-	-	-	43	-	-	-	-	61
> 12 months	-	-	38	-	-	11	-	-	-	-	49
Total	629	884	794	1,270	571	550	800	1,647	889	460	8,494
Of the £8,494 million of UK Commercial loans, £7,969 million are held by Aviva UK Life to back annuity liabilities, and are stated on a fair value basis. The loan exposures for the UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods. The remaining £525 million of loans are held by Aviva UK General Insurance and are stated on an amortised cost basis. For the UK General Insurance business, mortgages are held at amortised cost, and subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.
The UK portfolio has maintained a strong track record notwithstanding the downturn in the property market. It has continued to provide strong income receipts to back payments to annuitants and maintained low levels of losses since 1993.
Mortgage LTV's increased slightly over the first half of 2010 resulting in the amount of exposure uncovered by the underlying security rising to £496m. The increased LTV levels result from falling gilt yields which have increased the fair value of the loans and enhancements made to the valuation methodology for the underlying properties. However, this change has had no impact on income cover levels which remain the primary risk driver within the mortgage portfolio.
 All loans in arrears have been assessed for impairment. Of the £338 million (FY09: £357 million) value of loans in arrears, the interest and capital amount in arrears is only £11 million.

The valuation allowance we made in the UK for short term defaults on corporate bonds and commercial mortgages carried at fair value remains unchanged. Together with our long-term default assumptions, this equates to a valuation allowance of £1.1 billion for the life of the UK Life corporate bond and commercial mortgage portfolio, and creates a strong buffer against potential future losses. In addition, we hold £65 million of provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.
Loan service collection ratios remain resilient reflecting the strong rent collection reported by our borrowers. Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, has remained stable at 1.3x due to low levels of material tenant defaults.

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D3 - Analysis of asset quality continued
D3.1 - Loans continued
The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging where loans to a single borrower may be pooled so that any single loan is also supported by payments on the other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from the general floating charges held over other assets within the borrower companies.
If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above.
UK Healthcare
Of the total UK non-securitised mortgage loans of £12,185 million (FY09: £11,988 million), £2,673 million (FY09: £2,537 million) relates to healthcare businesses and is secured against General Practitioner premises or other health related premises leased to NHS trusts or Primary Care Trusts. For all such loans, Government support is provided through reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
On a market value basis, we estimate the average LTV of these mortgages to be 100%, although as explained above, we do not consider this to be a key risk driver. Income support from the National Health Service and stability of the sector provide sustained income stability. Aviva therefore considers these loans to be low risk and uncorrelated with the strength of the UK or global economy.
North America
30 June 2010	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Neither past due nor impaired	25	5	26	9	41	63	86	226	320	976	1,775
0 - 3 months	-	-	-	-	-	-	-	-	-	-	-
3 - 6 months	9	-	-	-	-	-	-	-	-	-	9
6 - 12 months	-	-	-	-	-	-	-	-	-	-	-
> 12 months	-	-	-	-	-	-	-	-	-	-	-
Total	33	5	26	9	41	63	86	226	320	976	1,784
Total %	1.9%	0.3%	1.4%	0.5%	2.3%	3.5%	4.8%	12.7%	17.9%	54.7%	100.0%
Aviva USA currently holds £1,784 million (FY09: £1,645 million) of commercial mortgages under Shareholder Assets. Of these,
55% (FY09: 51%) have LTV ratios of below 70%, and 85% (FY09: 85%) have LTV ratios of below 90%. However, the mortgage portfolio does currently have a total of £114 million (6% of portfolio) in principal balances where the LTV exceeds 100%. Although property prices in the U.S. have decreased, the mortgages continue to perform well, reflecting:
-
low underwriting LTVs (shall not exceed 80% at the time of issuance), and consequently a portfolio with an average LTV of
67% (FY09: 68%);
-
A highly diversified portfolio, with strong volumes in many states with more stable economies and related real estate values; and
-
Strong LIC ratios, with 92% of the loans having an LIC above 1.4x, and less than 3% with LIC below 1.0x.
-
As at 30 June 2010, only £9 million of loans were in arrears, although the amount of payments in arrears was only £0.5 million.
Securitised mortgage loans
Of the total securitised residential mortgages (£8,707 million), approximately

£1.2 billion

of securities are still held by Aviva. The remaining securities have been sold to third parties, and therefore present little credit risk to Aviva.
Securitised residential mortgages held are predominantly issued through vehicles in the Delta Lloyd and in the UK.
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D3 - Analysis of asset quality continued
D3.2 - Financial investments
Total Assets	30 June 2010				31 December 2009
	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value Restated £m
Debt securities	155,756	8,866	(4,005)	160,617	159,287	5,872	(4,649)	160,510
Equity securities	42,683	3,412	(5,353)	40,742	44,188	4,173	(5,018)	43,343
Other investments	34,221	1,785	(783)	35,223	34,081	1,940	(1,172)	34,849
Total	232,660	14,063	(10,141)	236,583	237,556	11,985	(10,839)	238,702
The table above is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments.
Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders. The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
The group also holds significant quantities of equities. The majority of these are held in participating funds or unit linked funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds and the staff pension schemes, where the holdings are designed to maximise long-term returns with an acceptable level of risk. The vast majority of equity investments are valued at quoted market prices.
D3.2.1 - Debt securities
				30 June 2010
	Fair value hierarchy
Debt securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	1,702	-	-	1,702
Non-UK Government
Europe	10,290	262	15	10,567
North America	267	2,991	124	3,382
Asia Pacific & Other	1,351	188	92	1,631
Corporate bonds - Public utilities	1,967	2,554	46	4,567
Corporate convertible bonds	7	248	-	255
Other corporate bonds	11,623	19,875	757	32,255
Other	2,247	5,506	368	8,121
Total	29,454	31,624	1,402	62,480
Total %	47.2%	50.6%	2.2%	100.0%
FY09 (Restated)	29,818	27,208	1,786	58,812
FY09% (Restated)	50.7%	46.3%	3.0%	100.0%
Only 2.2% of shareholder exposure to debt securities (1.4% of shareholder assets recorded at fair value) are fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
47.2% of shareholder exposure to debt securities is based on quoted prices in an active market (classified as Fair Value Level 1; FY09: 50.7%). The decrease in the proportion of assets classified as Fair Value Level 1 (and corresponding increase in proportion of assets classified as Fair Value Level 2) predominantly reflects a rise in asset values in our U.S. business as a result of the strengthening of the U.S. dollar and an increase in invested assets due to business growth. The majority of the debt instruments held by our North American businesses are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our North American businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 88% (FY09: 88%).
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D3 - Analysis of asset quality continued
D3.2.1 - Debt securities continued
					Ratings
Debt securities - Shareholder assets 30 June 2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	1,628	61	-	-	-	-	1,689
UK local authorities	-	13	-	-	-	-	13
Non-UK Government	9,374	3,795	1,481	133	186	611	15,580
	11,002	3,869	1,481	133	186	611	17,282
Corporate
Public utilities	70	242	2,491	1,535	59	170	4,567
Convertibles and bonds with warrants	1	-	115	77	24	38	255
Other corporate bonds	2,981	4,915	11,098	9,817	1,452	1,992	32,255
	3,052	5,157	13,704	11,429	1,535	2,200	37,077
Certificates of deposits	-	185	94	211	-	12	502
Structured
RMBS non-agency sub-prime	-	-	-	-	-	-	-
RMBS non-agency ALT A	23	11	17	13	115	-	179
RMBS non-agency prime	366	82	35	59	30	-	572
RMBS agency	1,945	-	-	-	-	1	1,946
	2,334	93	52	72	145	1	2,697
CMBS	1,310	229	278	104	103	-	2,024
ABS	1,039	182	181	87	20	222	1,731
CDO (including CLO)	44	50	22	22	76	52	266
ABCP	-	-	-	-	-	-	-
ABFRN	-	-	-	-	-	-	-
	2,393	461	481	213	199	274	4,021
Wrapped credit	63	109	63	117	29	35	416
Other	12	4	215	5	3	246	485
Total	18,856	9,878	16,090	12,180	2,097	3,379	62,480
Total%	30.3%	15.8%	25.7%	19.5%	3.3%	5.4%	100.0%
FY09 (Restated)	19,531	8,451	15,211	10,824	1,714	3,081	58,812
FY09% (Restated)	33.2%	14.4%	25.9%	18.4%	2.9%	5.2%	100.0%
The overall quality of the book remains strong, despite the continuing downgrade activity by the major rating agencies during the first half of 2010. 28% of shareholder exposure to debt securities is in government holdings (FY09: 29%). This slight reduction is primarily driven by strengthening of the U.S. dollar (resulting in an increase in the Sterling value of our U.S. operation's corporate holdings), and business growth in the U.S. operation in addition to changes in asset allocation within our Group Centre funds from UK Government debt to corporate debt. Our corporate debt securities portfolio represents 59% (FY09: 54%) of total debt securities and has increased since FY09 due to the factors above.
There has been some overall credit quality deterioration in our debt securities portfolio primarily due to the impact of the changes detailed above, as our corporate debt securities are in general rated lower than our government debt securities. There has been a negligible impact on our debt securities portfolio from the downgrade of various European governments during the first half of 2010 due to our active steps to reduce our exposure to the affected countries.
Our shareholder exposure to debt securities of £62,480 million includes £538 million of exposures to the governments (and local authorities and agencies) of Greece, Spain and Portugal. This represents just 0.2% of total balance sheet assets at 30 June 2010. A further £1,433 million of exposures to these governments are held in participating fund assets, although we have limited shareholder risk to these assets. Net of non-controlling interests, our total exposure to these governments is further reduced to £362 million within shareholder assets and £1,070 million within participating fund assets.
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D3 - Analysis of asset quality continued
D3.2 - Financial investments continued
The majority of the Residential Mortgage-Backed Securities (RMBS) are U.S. investments and over 70% of the shareholder exposure is backed by one of the U.S. Government Sponsored Entities (GSEs) including Fannie Mae and Freddie Mac which, under the conservatorship arrangements implemented in September 2008, are now backed by the full faith and credit of the U.S. Government. The majority of the remaining U.S. RMBS is backed by fixed rate loans originated in 2005 or before.
The Group has extremely limited exposure to 'Sub-prime' debt securities and also limited exposure to CDOs and CLOs.
The majority of the corporate bonds that are not rated represent private placements. The private placements are U.S. investments which are not rated by the major rating agencies but which are rated an average equivalent of between A and BBB by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a U.S. national regulatory agency.
Excluding the private placements that are rated by the NAIC, the exposure that is not rated by a major rating agency reduces to less than 2.0% of debt securities to which the shareholder has exposure.
D3.2.2 - Equity securities
	30 June 2010				31 December 2009 (Restated)
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	9	-	-	9	12	14	-	26
Banks, trusts and insurance companies	748	298	652	1,698	1,154	299	295	1,748
Industrial miscellaneous and all other	1,341	1,024	29	2,394	1,753	982	318	3,053
Non-redeemable preferred shares	4	486	4	494	2	204	4	210
Total	2,102	1,808	685	4,595	2,921	1,499	617	5,037
Total %	45.7%	39.4%	14.9%	100.0%	58.0%	29.8%	12.2%	100.0%
Over 45% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (FY09: 58%). The reduction since FY09 has primarily been a result of the transfer of some strategic equity holdings to our staff pension fund, dilution of shareholdings due to not subscribing to rights issues and a weakening in the Euro exchange rate. Continued reduced liquidity in equity markets during the first half of 2010 means that there continues to be a proportion of equities classified as Level 3 (values based on quoted prices in markets that are not active or where the prices are less current).
Shareholder investments include a strategic holding in Unicredit and other Italian banks of £467 million (£309 million net of non-controlling interest share).
D3.2.3 - Other investments
	30 June 2010				31 December 2009
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	466	34	46	546	467	148	-	615
Derivative financial instruments	123	1,312	13	1,448	76	1,221	14	1,311
Deposits with credit institutions	108	277	-	385	633	-	-	633
Minority holdings in property management undertakings	-	49	-	49	-	52	-	52
Other (including hedge funds)	10	84	96	190	26	115	8	149
Total	707	1,756	155	2,618	1,202	1,536	22	2,760
Total %	27.0%	67.1%	5.9%	100.0%	43.5%	55.7%	0.8%	100.0%
The majority of other shareholder investments, 94%, are classified as Level 1 or 2 (FY09: 99%) in the fair value hierarchy. The unit trusts and other investment vehicles invest in a variety of assets with the majority of the value being invested in Property and Equity securities with a smaller portion being invested in Debt Securities. The key reason for the shift in assets from Levels 1 and 2 to Level 3 has been due to the reclassification of certain investments in hedge funds and other investment vehicles, whose underlying asset mix now includes a significant proportion of Level 3 investments, resulting in the reclassification of the fund as a whole.
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D3 - Analysis of asset quality continued
D3.2.4 - Impairments and amount of unrealised losses on available for sale assets
The total impairment expense for AFS debt securities for HY 2010 was £50 million (FY09: £93 million), of which £49 million relates to our U.S. business. £42 million of the write downs in our U.S. business relate to mortgage backed securities, which are not yet in default, however, continued deterioration in market values is considered an indicator of impairment.
The total impairment expense for AFS equity securities for HY 2010 was £40 million (FY09: £384 million), reflecting the continued recovery of equity markets up to May from their lows in 2009, despite recent reversals.
Total unrealised losses on AFS debt securities at 30 June 2010 were £487 million (FY09: £738 million), and AFS equity securities at 30 June 2010 were £19 million (FY09: £97 million). During the first half of 2010, there has been a further significant decrease in total unrealised losses for AFS securities, continuing the improvement observed in the second half of 2009. We have not recognised an impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.
D4 - Pension fund assets
In addition to the assets recognised directly on the group's balance sheet outlined in the disclosures above, the group is also exposed to the ''Plan assets'' that are shown net of the present value of scheme liabilities within the IAS 19 net pension deficit. The net pension deficit is recognised within provisions on the group's consolidated statement of financial position.
Plan assets include insurance policies of £162 million and £1,381 million in the UK and Dutch schemes respectively. Where the insurance policies are in segregated funds with specific asset allocations, they are included in the appropriate lines in the table below, otherwise they appear in "Other". The Dutch insurance policies are considered non-transferable under the terms of IAS 19 and so have been excluded as assets of the relevant scheme in this table.
	30 June 2010					31 December 2009
	United Kingdom £m	Delta Lloyd £m	Canada £m	Ireland £m	Total £m	United Kingdom £m	Delta Lloyd £m	Canada £m	Ireland £m	Total £m
Equities	2,522	-	58	26	2,606	2,285	-	78	28	2,391
Bonds	4,670	-	140	228	5,038	4,619	-	110	231	4,960
Property	428	-	-	17	445	403	-	-	18	421
Other	1,090	6	8	114	1,218	835	7	10	130	982
Total	8,710	6	206	385	9,307	8,142	7	198	407	8,754
Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a diversified portfolio, consisting primarily of equity and debt securities. These reflect the current long-term asset allocation ranges chosen, having regard to the structure of liabilities within the schemes.
Main UK scheme
Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme's surplus or deficit of assets compared with its liabilities.
The principal asset risks to which the scheme is exposed are:
-
Equity market risk - the effect of equity market falls on the value of plan assets.
-
Inflation risk - the effect of inflation rising faster than expected on the value of the plan liabilities.
-
Interest rate risk - falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.
There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.
In addition, the trustees have taken measures to partially mitigate inflation and interest rate risks, including entering into inflation and interest rate swaps to hedge approximately one third of the scheme's exposure to these risks.
Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.
D5 - Available funds
To ensure access to liquidity as and when needed, the group maintains over £2.1 billion of undrawn committed central borrowing facilities with various highly rated banks. £1.0 billion of this is allocated to support the credit rating of Aviva plc's £2.0 billion commercial paper programme. The expiry profile of the undrawn committed central borrowing facilities is as follows:
£m
Expiring in one year	700
Expiring beyond one year	1,410
Total	2,110
D6 - Guarantees
As a normal part of their operating activities, various group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% increase in interest rates and 10% decline in equity markets).
End of part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 August, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary